FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. ( Enel Chile ) for all of the outstanding shares of commo n stock, no par value, of Enel Generación Chile S.A. ( Enel Generación ), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced . If the tender offer is commenced, tender offer materials will be made available and filed with the U.S.
Securities and Exchange Commission (the SEC ) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F -4 (Registration No. 333 -221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC s website at www.sec. gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E -mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT
Enel Chile S.A.
Securities Registration Record N° 1139

Santiago, December 14, 2017
Ger. Gen. N° 041/2017

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
1449 Alameda Bernardo O Higgins Ave.
Santiago, Chile

Ref. : SIGNIFICAN EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendenceduly authorized on behalf of Enel Chile S. A. (herein after Enel Chile or the Company ) , I hereby inform you of the following significant event:

The Company has received a letter from its controlling shareholder, Enel SpA (the Enel SpA Letter ) , confirming the Collective Pronouncement of Enel Chile s Board of Directors regarding the Corporate Reorganization of the Company (the Elqui Operation) disclosed through a significant event dated November 14, 2017 and made available, as of that date, to its shareholders and the market at the Company s website www.enelchile.cl

The Enel SpA Letter, attached to this Significant Event, confirms the explicit commitment of Enel SpA, the Enel Group holding company, to develop and manage the non - conventional renewable energy business in Chile exclusively through Enel Chile's subsidiaries.

Sincerely,

Nicola Cotugno
Chief Executive Officer

c. c. :	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

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Administration, Finance and Control

Viale Regina Margherita, 137 00198 Rome Italy
T +39 06 83052394 F +39 06 83055681

Enel Chile S. A.
76 Santa Rosa Ave.
Santiago (Chile)

Herman Chadwick P.
Chairman

Rome
December 11, 2017

Dear Sirs,

On behalf of Enel SpA ( Enel or the Controlling shareholder ) , the controlling shareholder of Enel Chile S. A. ( Enel Chile or the Company ), I hereby refer to the Extraordinary Shareholders Meeting to be held on December 20, 2017(the Extraordinary Meeting ) to pronounce on the merger of the wholly owned subsidiary of Enel, Enel Green PowerLatin America S. A ( EGP Latam ) into Enel Chile (the Merger ), among other matters.

The Merger is part of a corporate reorganization that also involves a public tender offer to be carried out by Enel Chile to acquire up to 100% of the shares and American Depositary Shares ( ADS ) issued by Enel Generación S. A. ( Enel Generación ), and also a capital increase of Enel Chile for the Enel Generación tendering holders that validly tender their secutirities in the Enel Generación tender offer, and the amendment to the bylaws of Enel Generación eliminating the articles referring to the provisions of Decree Law N o 3,500/1980 regarding ownership concentration limits (this entire process, all phases, including the Merger, will be referred to herein after as the Reorganization ) .

With regard to the Reorganization, and in addition to what was stated on December 18, 2015 by Enel when the Extraordinary Shareholders Meeting of Enersis S.A. approved the corporate reorganization , we hereby inform that if all phases of the Reorganization are successful, Enel commits to develop and manage its non - conventional renewable energy business in Chile exclusively through Enel Chile subsidiaries, as long as Enel is Enel Chile s controlling shareholder.

This commitment is subject to the success of the entire Reorganization process, each of its phases and within the timeframe specified. If under any circumstance, the Reorganization process is not successful within the expected timeframe, Enel reserves the right to reconsider or withdraw from such commitment.

Sincerely,

Alberto De Paoli

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: December 19, 2017